SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição’s Grid Market up 1.6% in the third quarter

This report analyzes the performance of Copel’s electricity market between July and September 2019 compared to the same period in 2018.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, adjusted by removing consumers connected at 230 kV from the basis of comparison1, increased by 1.6% in terms of energy consumption in 3Q19, as illustrated in the following table.

The result was mainly due to the 6.6% growth in free market consumption in 3Q19, as a result of the increase in Paraná's industrial production - growth of 5.0% and 2.3% in July and August 2019, respectively. The sectors that contributed the most to the increase in energy consumption were food manufacturing, motor vehicles, trailers and bodywork manufacturing, and chemical manufacturing.

Captive Market

Copel Distribuição’s captive market energy sales totaled 4,667 GWh in 3Q19, a reduction of 1.2%, mainly as a result of lower consumption in the industrial class.

The following table illustrates captive market behavior according to customer segment.

1 According to Aneel’s Normative Resolution no. 722/2016, consumers connected at 230kV voltage level must be part of the Basic Grid. The migration of these customers does not imply a reduction in revenue for the remuneration of the Distributor.

The residential segment consumed 1,776 GWh between July and September 2019, an increase of 2.3% mainly reflecting the 2.0% increase in the number of customers. Average monthly consumption remained stable at 155 kWh/month compared to 3Q18.

In the third quarter of 2019 this segment accounted for 38.1% of captive market consumption, totaling 3,808,092 consumers at the end of September 2019.

The industrial segment recorded a 12.8% drop in 3Q19, totaling 655 GWh, reflecting chiefly the migration of customers to the free market, which would represent an average consumption of approximately 86 GWh in the quarter. At the end of September 2019, the industrial segment accounted for 14.0% of the captive market consumption, totaling 72.171 consumers.

The commercial segment consumed 1,083 GWh in the third quarter of 2019, a reduction of 0.6%. This result was mainly influenced by the migration of customers to the free market and the 13.1% reduction in energy consumption from wholesale activities, which was partially offset by the positive consumption performance of retail activities, with a 4.0% growth in the quarterly comparison. At the end of the third quarter of 2019, this class represented 23.2% of captive market consumption, with 404,704 consumers.

The rural segment recorded a 0.4% reduction in energy consumption in 3Q19, totaling 522 GWh. At the end of September 2019, this segment accounted for 11.2% of captive market consumption, with a total of 350,595 consumers.

Other segments (government, public lighting, public services and our own consumption) totaled 631 GWh consumed between July and September 2019, a growth of 1.3%. Together, these segments account for 13.5% of the captive market consumption, with 58,419 consumers at the end of 3Q19.

Copel’s Consolidated Market

Electricity Supply

Copel’s electricity supply —the volume of energy sold to final customers, which comprises sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização — increased by 1.8% between July and September 2019.

The breakdown of energy sales by segment is illustrated below:

Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização totaled 12,806 GWh in the third quarter of 2019, an increase of 12.0%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização:

Number of Customers / Agreements			Energy Sold (GWh)					
	Sep-19	Sep-18	Var. %	3Q19	3Q18	Var. %	9M19	9M18	Var. %
Copel DIS									
Captive Market	4,693,981	4,612,383	1.8	4,667	4,723	(1.2)	14,748.0	14,702	0.3
Concessionaries and Licensees	2	2	-	17	59	(71.2)	145.0	222	(34.7)
CCEE (Assigments MCSD EN)	-	-	-	304	390	(22.1)	751	1,029	(27.0)
CCEE (MVE)	19	-	-	276	-	-	358	-	-
CCEE (MCP)	-	-	-	477	449	6.2	1,291.0	764	69.0
Total Copel DIS	**4,694,002**	**4,612,385**	**1.8**	**5,741**	**5,621**	**2.1**	**17,293.0**	**16,717**	**3.4**
Copel GeT									
CCEAR (Copel DIS)	3	1	200.0	30	21	42.9	91.0	64	42.2
CCEAR (other concessionaries)	101	37	173.0	558	206	170.9	1,646.0	619	165.9
Free Customers	50	52	(3.8)	1,081	1,071	0.9	3,084.0	2,941	4.9
Bilateral Agreements (Copel Comercialização)	17	7	142.9	1,405	269	422.3	3,757.0	1,631	130.3
Bilateral Agreements [1]	38	50	(24.0)	1,038	2,071	(49.9)	2,765.0	4,801	(42.4)
CCEE (MCP) [2]	-	-	-	-	-	-	629.0	845	(25.6)
Total Copel GeT	**209**	**147**	**42.2**	**4,112**	**3,638**	**13.0**	**11,972.0**	**10,901**	**9.8**
Wind Farms Complex									
CCEAR (Copel DIS)	6	-	-	8	-	-	23	-	-
CCEAR (other concessionaries)	328	112	192.9	325	211	54.0	964.0	627	53.7
CER	10	3	233.3	231	79	192.4	686.0	256	168.0
Total Wind Farm Complex	**344**	**115**	**199.1**	**564**	**290**	**94.5**	**1,673.0**	**883**	**89.5**
Copel Comercialização									
Free Customers	400	290	37.9	710	552	28.6	1,991.0	1,496	33.1
Bilateral Agreements (Group Companies)	1	1	-	155	180	(14)	216	180	20
Bilateral Agreements	127	99	28.3	1,506	1,153	30.6	4,037.0	3,022	33.6
CCEE (MCP) [2]	-	-	-	18	-	-	43.0	9	377.8
Total Copel Comercialização	**528**	**390**	**35.4**	**2,389**	**1,885**	**26.7**	**6,287.0**	**4,707**	**33.6**
Total Copel Consolidated	**4,695,083**	**4,613,037**	**1.8**	**12,806**	**11,434**	**12.0**	**37,225.0**	**33,208**	**12.1**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
[1] Includes Short Term Sales Agreements.
[2] Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Curitiba, October 22, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 22, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.